Exhibit 4.6
CENTRAL MARE INC.
Trust Company Complex
Ajeltake Road, Ajeltake Island
 MAJURO, Marshal Islands, MH - 96960
September 1, 2010

Dear Sirs,
The purpose of this letter is to set forth the agreement ("the Agreement") with respect to the terms of employment by TOP Ships Inc. ("Top Ships" or the "Company") of your nominee as Executive Vice-President and Chairman (the "Nominee"). It is hereby agreed as follows:
1.
Subject to the terms and conditions of this Agreement, the Company agrees to accept your recommendation and employ the Nominee through you, and you agree to make him available for employment by the Company, effective September 1, 2010.

2.
Subject to the terms and conditions of this Agreement, the Nominee's employment with the Company shall be for the period from September 1, 2010 through August 31, 2011, ("the Term") provided, however, that the Term shall be automatically extended for successive one (1) year terms unless either party viz. your company or us, shall have give notice of non-renewal at least sixty (60) days prior to the expiration of the then applicable Term. There is no guarantee of employment beyond the Term. The terms and conditions of this Agreement shall remain in force during the Nominee's employment.

3.
The Nominee's titles shall be Executive Vice-President and Chairman. In that capacity, he shall report directly to the Chief Executive Officer and the Board of Directors of the Company. He shall have such specific duties, responsibilities and authority as may be assigned to him by the Board of Directors of the Company, and in the absence of such assignment, such duties, responsibilities and authority as are customary to those positions.

4.
During his employment, the Nominee shall devote his full business time, attention, energy and best efforts to the business and affairs of the Company. The Nominee agrees that he shall not engage in or be interested in any capacity in any activity, unless such activity is fully disclosed and approved in writing prior to the undertaking by the Board of Directors of the Company.

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5.
(a) In consideration of the services of the Nominee, you shall be paid an annualized base salary of € 190,000, net of any tax and insurance deductions, payable in accordance with the Company's normal payroll practices.

(b)          You shall also receive annual incentive compensation, pursuant to the Company's bonus incentive plan, which shall be governed by the Company's Board of Directors. The total amount of such compensation shall be in the sole discretion of the Company's Board of Directors.
(c)          You shall be entitled to employee benefits on the same basis as those benefits are made available to other TOP Ships employees in comparable positions as the Nominee. These benefits may be made available directly to the nominee.
(g)          All salary and other payments made by TOP Ships are subject to all required withholdings and such deductions as you may instruct the Company to take, and may benefit directly the Nominee.
(h)          It is agreed and understood that all payments made to you exhaust the obligations of the Company for the services of the Nominee who agrees that payment to you effectively discharges any and all obligations towards him.
6.
(a) The Company may immediately terminate the employment of the Nominee for "Cause" (as such term is defined herein). In such event, or if the Nominee resigns (except as set forth in Paragraph 7(a) herein) or retire as an employee of TOP Ships, the obligations of the Company shall cease immediately and you shall not be entitled to any further payments of any kind, unless, by mutual agreement, you provide TOP Ships with another employee to fill the vacated positions, acceptable to the Company. For purposes of this Agreement, "Cause" shall include:

(i)	willful or deliberate failure of the Nominee to perform his duties;
(ii)	material breach of the terms of this Agreement by you or by the Nominee;
(ii)	dishonesty, willful misconduct or fraud in connection with the hiring of the Nominee by the Company, the performance of his duties, or in any way related to the business of TOP Ships;
(iv)	conviction of the Nominee or a plea of nolo contendere (or the equivalent) to a felony or any crime involving moral turpitude;
(v)	the Nominee engaging in conduct materially injurious to the business, reputation or goodwill of TOP Ships; or
(vi)	Violation of applicable policies, practices and standards of behavior of TOP Ships by the Nominee.
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(b)          In the event that the Nominee dies or becomes permanently disabled, or if his employment is terminated by the Company before August 31, 2011, other than in accordance with subparagraph (a) of this paragraph, you shall be entitled to continue to receive the base salary through August 31, 2011, payable in accordance with TOP Ships' normal payroll practices and terms of this Agreement. Your right to these payments in expressly conditioned on your and the Nominee' compliance with all of his obligations to the Company under this Agreement, including, but not limited to, the covenants in paragraph 11 and subparagraph (c) of this paragraph. In the event of a breach by you or him, or if you or he seek to limit or reduce your or his obligations under paragraph 11, TOP Ships shall have the right, in addition to any other available remedies it may have, to withhold any payment(s) otherwise due under this subparagraph or to seek repayment if any payment has already been made.
(c)          Except as provided in subparagraph (b) of this paragraph, you understand that you shall not be entitled to any further payments or benefits in the event of termination of the employment of the Nominee, except for accrued employee benefits. You agree that no payments shall be made to you pursuant to subparagraph (b) of this paragraph unless the Nominee and you execute a release in a form satisfactory to the Company and its counsel in favor of TOP Ships and all related entities and each of their current and former officers, directors, employees and agents from any and all claims related to the employment of the Nominee or the termination of his employment or of your engagement, permitted to be released by applicable law.
(d)          In the event that the Nominee is removed from the office of Director of the Company, by the Company in a general meeting, or the Company in general meeting shall fail to re-elect him as a Director of the Company (other than in cases where you or entities controlled by you or him have not voted in favor of his removal or failed to vote for his re-election), his employment shall automatically terminate with effect from the date of such removal or failure to re-elect. Such removal or failure to re-elect shall be without prejudice to any rights for damages you may have for such termination.
(e)          On the termination of the Employment (howsoever arising) or on either the Company or you having served notice of such termination, you shall, at the request of the Company, ensure that the Nominee resigns from all offices held by him in the Company, and forthwith deliver to the Company all Confidential Information and all Company property, such as, credit cards, keys and other property.
7.	In the event of a "Change in Control" (as such term is defined herein), during the Term of this Agreement, you and the Company have the option to terminate this Agreement within six (6)
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months following such Change in Control, and you shall be eligible to receive the payment specified in paragraph 7 (b), below, provided that the conditions of said paragraph are satisfied.
(a)          For purposes of this Agreement, the term "Change of Control" shall mean the:
(i)
acquisition by any individual, entity or group of beneficial ownership of thirty percent (30%) or more either (A) the then-outstanding shares of common stock of TOP Ships or (B) the combined voting power of the then-outstanding voting securities of TOP Ships entitled to vote generally in the election of directors;

(ii)	consummation of a reorganization, merger or consolidation of TOP Ships or the sale or other disposition of all or substantially all of the assets of TOP Ships; or
(iii)	approval by the shareholders of TOP Ships of a complete liquidation or dissolution of TOP Ships.
(b)          If you or the Company terminates this Agreement within six (6) months following a Change of Control, the Nominee shall receive a cash payment equal to three (3) years' annual base salary. This payment are in lieu of any severance, and neither you nor the Nominee shall be entitled to any further payment of any kind. Receipt of the foregoing shall be contingent upon your and the Nominee execution and non-revocation of a Release of Claims in favour of the Company in a form that is reasonably satisfactory to the Company and its counsel.
8.	You represent and warrant as follows:
(a)          Neither you nor the Nominee are in breach of any agreement requiring you or him to preserve the confidentiality of any information, client lists, trade secrets or other confidential information or any agreement not to compete or interfere with any prior employer, and that neither the execution of this letter nor the performance by you or him of your or his obligations hereunder will conflict with, result in a breach of, or constitute a default under, any agreement to which you are or he is a party or to which you or he may be subject;
(b)          Neither you nor the Nominee have not taken and will not take any confidential information from any prior employer and will not use any such information in performing your or his obligations hereunder, but instead will rely on your or his generalized knowledge and skill in performing your or his services hereunder; and
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(c)          Neither you nor the Nominee are the subject of any investigation by his current employer; and neither you nor he are a party in any litigation or arbitration proceeding related in any way to his current or prior employment.
9.
During the course of our agreement and the employment of the Nominee, you and he will have access to information that is confidential and proprietary to TOP Ships, each of its clients and prospective clients. Except in the performance of your or his obligations under this Agreement or with the prior written consent of TOP Ships, you agree that neither you nor he will at any time, during or after his employment, disclose to any person or use for your benefit or the benefit of others, any such information obtained by you or him.

10.
You and the Nominee agree to deliver promptly on termination of his employment, or at any other time on request by TOP Ships, all property and equipment of TOP Ships of any kind in your or his possession or control.

11.
As part of the consideration for the compensation and benefits paid to you under this Agreement, and to protect the confidential and proprietary information that will be disclosed and entrusted to you or to your employee, the business good will of TOP Ships that exists and will be developed, and the business opportunities that will be disclosed or entrusted to you or to the Nominee by TOP Ships; and as an additional incentive for TOP Ships to enter into this Agreement, the parties agree as follows:

(a)          During the period of your employment, and for 6-months thereafter, ("the Non-Competition Period"), you and the Nominee agree that you or he will not, directly or indirectly, have any interest in, manage, operate or be employed in any capacity by any person, firm, corporation, partnership or business (whether as an employee, director, officer, partner, investor, advisor, consultant or otherwise) that engages in the leasing, purchaser, sale, or chartering of commercial maritime vessels.
(b)          During the period of the employment of the Nominee and for 6-months thereafter, both you and the Nominee agree not to:
(i)          with respect to deals or transactions under consideration at the time he leaves the employ of TOP Ships, solicit, induce or encourage any existing or potential client or counterparty to TOP Ships to forego the proposed deal or transaction or to consummate the deal or transaction instead with another firm, company, business, partnership or enterprise, whether you or he are employed by that entity or not;
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(ii)           hire, solicit, recruit, induce, procure or attempt to hire, solicit, recruit, induce or procure, directly or indirectly, any person who is an employee of TOP Ships or who was such an employee at any time during the final year of the Nominee employment;
(iii)          assist in hiring any such person by any other individual, sole proprietorship, firm, company, business, partnership, or other enterprise; or (iv) encourage any such person to terminate his or her employment, without the express written consent of TOP Ships.
(c)          You and the Nominee acknowledge that the foregoing limitations are reasonable under the circumstances and you represent that the fulfillment of the obligations set forth in this paragraph shall not cause you or the Nominee any substantial economic hardship or render him unemployable within the applicable industry.
12.
You acknowledge and agree that the services of the Nominee are of a unique nature with broad access to plans, strategies and methods of operations, and that as such, it is fair and reasonable in order to protect the business, operations, assets and reputation of TOP Ships that you and he make the covenants and undertakings set forth in paragraph 9, 10 and 11. Furthermore, you and he agree that if you or he breach or attempt to breach or violate any of the foregoing provisions, TOP Ships will be irreparably harmed and monetary damages will not provide an adequate remedy. Accordingly, it is agreed that TOP Ships may apply for and shall be entitled to temporary, preliminary and permanent injunctive relief (without the necessity of posting a bond or other security) in order to prevent breach of this Agreement or to specifically enforce the provisions hereof, and you and the Nominee hereby consent to the granting of such relief, without having to prove the inadequacy of the available remedies at law or actual damages. It is understood that any such injunctive remedy shall not be exclusive or waive any rights to seek other remedies at law or in equity. The parties further agree that the covenants and undertakings covered by this Agreement are reasonable in light of the facts as they exist on the date of this Agreement. However, if at any time, a court or panel of arbitrators having jurisdiction over this Agreement shall determine that any of the subject matter or duration is unreasonable in any respect, it shall be reduced, and not terminated, as such court or panel of arbitrators determines may be reasonable.

13.
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws. If any dispute should arise concerning this Agreement, the interpretation of the terms of the Agreement or otherwise relating in any way to the terms and conditions of your employment or its termination, including any claim of statutory discrimination, the parties agree to submit the dispute to arbitration before a panel of three (3)

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neutral arbitrators. For injunctive relief, it is agreed that any court of competent jurisdiction also may entertain an application by either party. The parties further agree that no demand for punitive damages shall be made in any such arbitration proceeding and that the arbitrators shall not have the power to award punitive damages in any such proceedings. Any award of the arbitrators shall be final and binding, subject only to such right of review as may be provided under applicable law.
14.
No failure by either party at any time to give notice of any breach by the other party, or to require compliance with any condition or provision of this Agreement shall be deemed a waiver of a similar or dissimilar provision or condition at the time or at any prior or subsequent time.

15.
In the event that any provision or term of this Agreement is held to be invalid, prohibited or unenforceable for any reason, such provision or term shall be deemed severed from this Agreement without invalidating the remaining provisions, which shall remain in full force and effect.

16.
You and the Nominee agree to keep this Agreement confidential and not to disclose its terms to any third parties unless required to do so by law or regulation, without the prior written consent of TOP Ships. You may, however, disclose the details of the employment and compensation arrangements to your shareholders and in the case of the Nominee to his immediate family, and to your tax, accounting and legal advisors, provided that you receive their assurance in advance that they will not disclose those matters to any third party. Nothing in this Agreement, however, shall preclude you from disclosing to potential subsequent employers the existence of this Agreement and the restrictions set forth in paragraph 11.

17.
This Agreement and all rights and obligations hereunder shall be binding upon and shall inure to the benefit of your heirs, executors, representatives and administrators and any successors in interest which may acquire or succeed to all or substantially all of the business and assets of TOP Ships by any means or its assigns. In that regard, you understand that this Agreement may subsequently be assigned by TOP Ships. Because of the personal nature of the services to be rendered by you, you may not assign your rights or obligations under this Agreement without the prior written consent of TOP Ships.

18.
This Agreement contains the entire understanding between the parties on the subjects covered here and supersedes all prior agreements, arrangements and understandings, whether written or oral. You represent that you have not relied on any statements, oral or written, not contained in this Agreement. This Agreement may not be changed orally, but only in writing signed by both parties.

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19.
This Agreement may be signed in separate counterparts, both of which together shall constitute an original instrument. The parties agree to accept a signed facsimile counterpart of this Agreement as a fully binding original.

You understand that the terms and conditions of your employment TOP Ships are governed by standard TOP Ships policies.
Please indicate your acceptance of this Agreement by signing and returning a copy of this letter to the undersigned.
Yours faithfully,
By:	/s/Alexandros Tsirikos
Name:	Alexandros Tsirikos
Title:	Chief Financial Officer

ACCEPTED AND AGREED TO:
On behalf of CENTRAL MARE INC.
By:	/s/Georgios Pagkalos
Name:	Georgios Pagkalos
Title:	President/Director

SK 23116 0001 7846357
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